Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Second Quarterly Report to Shareholders containing financial statements for that quarter ended June 30 2002 and for the year-to-date of Biomira Inc. (the “Company”) on Form 6-K, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, T. Alexander McPherson, M.D., PhD., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ T. Alexander McPherson, M.D., PhD.

T. Alexander McPherson, M.D., PhD.
President and Chief Executive Officer
August 27, 2002

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